(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22239

CUSIP NUMBER 05275N106

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Autobytel Inc.
Full Name of Registrant

Former Name if Applicable

18872 MacArthur Blvd, Suite 200
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612-1400
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management has worked diligently to complete and file in a timely manner the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”), recent developments relating to the Registrant’s financial reporting have led to the previously announced internal review currently being undertaken under the direction of the Audit Committee of the Registrant’s Board of Directors with the advice and assistance of outside independent counsel and consultants. The internal review will not be completed in sufficient time for the Registrant to: (i) complete its financial statements, (ii) assure that the information presented in the Form 10-K complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-K, within the prescribed period without unreasonable delay and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ariel Amir	949	862-3016
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Autobytel Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Ariel Amir
Executive Vice President and General Counsel

Explanation of Anticipated Change in Results of Operations

As previously announced on October 21, 2004, the Audit Committee of the Board of Directors of the Company undertook an internal review of certain accounting matters affecting the Company’s financial statements. Based on the results of that review, on November 15, 2004, the Company announced that it expected to restate its financial statements for the second, third, and fourth quarters of 2003, the full 2003 fiscal year, and the first and second quarters of 2004. After further review, the Company announced on March 15, 2005 that it also expects to restate its financial statements for the full 2002 fiscal year and the first fiscal quarter of 2003.

The Company currently believes that the aggregate impact of the expected restated items on its balance sheet is a reduction of $0.8 million in stockholders’ equity at June 30, 2004, and the net impact on its statements of operations during the period from January 1, 2002 through June 30, 2004 is a reduction in net income of $1.8 million, of which $1.4 million impacted the first six months of 2004. In addition and not included within the aggregate impact described above, the Company is currently determining the accounting treatment of certain revenue generated from purchase requests. Based on its preliminary analysis, the Company believes that the aggregate impact on revenue is a reduction of revenue between $0 and $150,000 for fiscal year 2002, $0 and $200,000 for fiscal year 2003, and $0 and $200,000 for the first and second fiscal quarters of 2004, and a commensurate increase in net loss or reduction in net income for such periods. The Company is continuing to analyze the appropriate accounting treatment and impact of this item in each relevant period. Although the Company has not yet determined the exact adjustments in each period, it anticipates that there will be adjustments in certain periods.

The Company is continuing to work to complete its financial statements for the fiscal quarter ended September 30, 2004 and the fiscal year ended December 31, 2004, and to restate its financial statements for the full 2002 fiscal year, the first, second, and third fiscal quarters of 2003, the full 2003 fiscal year, and the first and second fiscal quarters of 2004. Once the Company completes these financial statements, the Company expects that its independent registered public accounting firm will review and/or audit these financial statements, as appropriate. Accordingly, the financial information for the periods provided below is subject to change and should not be relied upon. In addition, the financial information set forth below does not account for the effects of the accounting item in respect of purchase requests described above, and is preliminary, unaudited, and subject to change based on the Company’s review, the final results of the investigation into certain of the Company’s accounting matters, and receipt by the Company of its audited financial statements. Until such time as the Company is able to file with the Securities and Exchange Commission its financial statements for these periods, neither its existing financial statements nor the information set forth below should be relied upon. Cash from operations in the third and fourth quarters of 2004 may not be indicative of future results because of the periods in which expenses are paid as well as ongoing costs relating to the internal investigation conducted by the Audit Committee and the restatement of the Company’s financial statements.

2004 Year End Results

Revenues. Revenues are expected to be between $121.5 million and $123.0 million in 2004.

Cash From Operations. The Company generated $4.2 million in domestic cash from operations in the fourth quarter of 2004. For the year ended December 31, 2004, the Company generated $9.5 million in domestic cash from operations.

Cash Position. As of December 31, 2004, the Company had $52.8 million in domestic cash, cash equivalents and short-term and long-term investments.

Operating Expenses. Total operating expenses for the year ended December 31, 2004 are expected to be between $115.0 million and $117.0 million.

Net Income: The Company’s net income for the year ended December 31, 2004 is expected to be between $6.9 million and $7.7 million.